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                                                                  Exhibit 99.(a)


[RENEE'S A1 LOGO]


Intercorp Excelle Foods Inc.
1880 Ormont Drive
Toronto, Ontario
M9L 2V4

Tel: 416-744-2124 x241
Fax: 416-744-4369
Website: www.renees.com

                                                                November 1, 2001


Dear Shareholders:

         Intercorp Excelle Inc. (the "Company") is offering to purchase all of its issued and outstanding shares of common stock (the "Common Shares") for a purchase price of $1.15 (the "Common Share Offer Price") to the shareholder (the "Seller") in cash through the offer to which this letter pertains (the "Offer").

         The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the Offer. The instructions on how to tender Common Shares are also contained in the accompanying materials and explained in detail.

         On October 31, 2001, the last reported bid price per share for the Company's Common Shares on the Over-the-Counter Bulletin Board market was $0.40. The price offered to you by the Company is $1.15, which represents a premium of approximately 187.5%, subject to any required withholdings on account of U.S. or Canadian taxes, any shareholder tendering Common Shares will receive the purchase price in cash and will not be obligated to pay brokerage fees or commissions or otherwise incur the usual transaction costs associated with open-market sales, other than as further described in the Offer to Purchase.

         Cole & Partners Limited, our Business Valuator, have determined that the Common Share Offer Price is fair to the Company's Shareholders from a financial point of view. Neither myself, nor members of my family owning Common Shares, nor a trust of which Unger family members are the beneficiaries, will be tendering Common Shares in connection with the Offer as this would be contrary to the purpose of the Offer.

         The low and continually declining market price of the Common Shares curtails the Company's ability to perform acquisitions, which the Company believes are requisite to growth and development of its business. In addition, the low trading volume does not provide a liquid market. The foregoing factors, in addition to general market and economic conditions, as well as those pertaining more particularly to the Company's industry, constitute the principal reasons for the Company's determination that it is no longer in its or the shareholders' best interests that it remain public.

         Accordingly the Company intends, subsequent to the completion of the Offer, to complete a merger. Common Shares not tendered by the public shareholders will be converted into redeemable, non-voting shares of preferred stock and automatically redeemed at the Common Share Offer Price.

         We have also included a summary of federal income tax consequences in the Offer to Purchase; however it is not intended to be a complete discussion of all possible federal income tax consequences that shareholders may have by selling their Common Shares in the Offer to Purchase. It is not intended as a substitute for careful tax planning. The applicability of both Canadian and US federal income tax laws to shareholders owning Common Shares will vary from one shareholder to another, depending upon each


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shareholder's tax situation. Accordingly, shareholders are advised to consult with their own attorneys, accountants and other tax advisors as to the effect on their own tax situation of selling their Common Shares.

         The Offer will expire at 5:00 P.M., Eastern Standard Time, on December 17, 2001, unless extended by the Company. If you have any questions or requests for assistance or for additional copies of the Offer to Purchase and the Letter of Transmittal, you may call MacKenzie Partners, Inc., our information agent for the Offer, who can be reached Toll-Free at (800) 322-2885 or collect at (212) 929-5500.



                                        Sincerely,



                                        /s/ Arnold Unger
                                        ----------------
                                        Arnold Unger
                                        Co-Chairman of the Board of Directors